Exhibit 12

HCC Insurance Holdings, Inc. and Subsidiaries

Statement of Ratios

(unaudited, in thousands except ratios)

	Six months ended June 30,		Three months ended June 30,
	2015	2014	2015	2014

Net loss ratio
Loss and loss adjustment expense, net	$760,467	$666,643	$395,305	$335,897
Net earned premium	1,242,403	1,134,860	641,840	572,248
Net loss ratio	61.2%	58.7%	61.6%	58.7%
(Net loss ratio = net loss and loss adjustment expense divided by net earned premium)

Expense ratio
Segment underwriting expense (1)	$317,298	$282,113	$162,974	$143,527
Segment net earned premium (2)	1,242,403	1,134,240	641,837	571,919
Expense ratio	25.5%	24.9%	25.4%	25.1%
(Expense ratio = segment underwriting expense divided by segment net earned premium)

Combined ratio	86.7%	83.6%	87.0%	83.8%
(Combined ratio = net loss ratio plus expense ratio)

Accident year net loss ratio
Loss and loss adjustment expense, net	$760,467	$666,643	$395,305	$335,897
Add: Favorable (adverse) development	-	-	-	-

Accident year net loss and loss adjustment expense	$760,467	$666,643	$395,305	$335,897

Net earned premium	$1,242,403	$1,134,860	$641,840	$572,248
Add: (Increase) decrease related to prior year reinstatement premium	-	-	-	-

Accident year net earned premium	$1,242,403	$1,134,860	$641,840	$572,248

Accident year net loss ratio	61.2%	58.7%	61.6%	58.7%
(Accident year net loss ratio = accident year net loss and loss adjustment expense divided by accident year net earned premium)

(1) Sum of Other Expense for each of our insurance segments.

(2) Sum of Net Earned Premium for each of our insurance segments.

HCC Insurance Holdings, Inc. and Subsidiaries

Statement of Ratios

(unaudited, in thousands except ratios)

	Six months ended June 30,		Three months ended June 30,
	2015	2014	2015	2014

Net paid loss ratio
Losses paid, net of reinsurance	$820,513	$691,775	$431,975	$327,917
Net earned premium	1,242,403	1,134,860	641,840	572,248
Net paid loss ratio	66.0%	61.0%	67.3%	57.3%
(Net paid loss ratio = losses paid, net of reinsurance, divided by net earned premium)

Ratio of earnings to fixed charges
Interest factor of rent expense (3)	$2,972	$2,784	$1,516	$1,425
Interest expense	15,030	13,984	7,264	6,865

Total fixed charges	$18,002	$16,768	$8,780	$8,290

Earnings before income tax expense	$265,385	$292,616	$114,557	$137,644
Interest factor of rent expense (3)	2,972	2,784	1,516	1,425
Interest expense	15,030	13,984	7,264	6,865

Earnings per calculation	$283,387	$309,384	$123,337	$145,934

Ratio of earnings to fixed charges (4)	15.74	18.45	14.05	17.60

(3) Estimated to be 33% of total rent expense.

(4) Earnings per calculation divided by total fixed charges.